Filed by: Kinross Gold Corporation

This communication is filed pursuant to Rule 425

under The Securities Act of 1933, as amended

Subject Company: Aurelian Resources Inc.

Commission File No.: 333-152584

Date: September 16, 2008

NEWS RELEASE

Kinross now owns 90.7% of Aurelian shares

Offer extended to September 29, 2008

TORONTO, September 16, 2008 – Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that it has taken up and paid for an additional 15,165,279 common shares of Aurelian Resources Inc. (TSX: ARU) following the extension of Kinross’ previously announced offer to acquire all of the issued and outstanding common shares of Aurelian, dated July 28, 2008, since the initial expiry date of September 3, 2008, and including shares subsequently deposited pursuant to notices of guaranteed delivery during the initial bid period. As a result of this acquisition, Kinross now beneficially owns a total of 138,689,460 common shares of Aurelian, or 90.7% of the issued and outstanding common shares of Aurelian (on a fully diluted basis), and 89.7% of the Aurelian shares excluding the 15 million shares acquired by Kinross prior to the offer.

Kinross has also extended its offer to enable those shareholders who have not yet tendered their shares a final opportunity to deposit their Aurelian shares to the offer. A notice of extension will be mailed to shareholders in the coming days, and the offer as extended is now expected to expire at midnight (Toronto time) on September 29, 2008. Following this final extension, Kinross expects to acquire all of the remaining shares by way of compulsory acquisition.

Upon completion of the compulsory acquisition, Kinross intends to de-list the common shares of Aurelian from the Toronto Stock Exchange.

Kinross has issued approximately 4.8 million additional common shares and approximately 2.2 million additional warrants as a result of taking up and paying for the Aurelian shares validly deposited to the offer since the initial expiry date of September 3, 2008. Kinross had previously issued approximately 34.4 million common shares and 15.5 million warrants in respect of shares deposited to the offer up to the initial expiry date of September 3, 2008.

Kinross has also agreed to make a joint tax election with certain holders of common shares of Aurelian within 90 days after the expiry time of the offer. As a result of the extension of the expiry time under the offer from 6:00 p.m. (Toronto time) on September 3, 2008 to 6:00 p.m. (Toronto time) on September 15, 2008, the deadline for providing the requisite tax information to Kinross has been extended from December 2, 2008 to December 29, 2008. Details regarding the tax election are contained in the offer documents and at https://www.taxelection.ca/kinross.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and approximately 5,000 employees worldwide. Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

KINROSS GOLD CORPORATION	40 King St. West, 52nd Floor	TEL: 416-365-5123
	Toronto, Ontario, Canada	FAX: 416-363-6622
	MSH 3Y2	TOLL FREE: 866-561-3636	www.kinross.com

For further information:

Media Contact:

Steve Mitchell

Vice-President, Corporate Communications

(416) 365-2726

steve.mitchell@kinross.com

Investor Relations Contact:

Erwyn Naidoo

Vice-President, Investor Relations

(416) 365-2744

erwyn.naidoo@kinross.com

Cautionary Statement on Forward-looking Information

This news release contains certain forward-looking information and forward looking statements, as defined in applicable securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release unless otherwise stated.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in Kinross’ take-over bid circular prepared and to be filed in accordance with applicable securities laws in Canada and the United States as well as the ability of Kinross to effect a subsequent acquisition transaction and to de-list the common shares of Aurelian from the Toronto Stock Exchange.

The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information. Certain of these risks, factors, estimates and assumptions are described in more detail in Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors” and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release. In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward Looking Information” in such Management’s Discussion and Analysis. These risks, factors, estimates and assumptions are not exhaustive. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other Information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross and/or its subsidiaries, as may be applicable.

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross or Aurelian.

Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Kinross has filed an offer and take-over bid circular with Canadian provincial securities regulators, as amended by a notice of extension. Kinross has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which includes the offer and take-over bid circular and an amendment to Form F-8 which includes the notice of extension. Investors and security holders are urged to read the offer and take-over bid circular and the notice of extension regarding the proposed transaction referred to in these documents because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Kinross’ website at www.kinross.com.